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                      [GAYLORD CONTAINER CORPORATION LOGO]

                         GAYLORD CONTAINER CORPORATION
                               500 LAKE COOK ROAD
                                   SUITE 400
                           DEERFIELD, ILLINOIS 60015

                                                                January 22, 2002

Dear Gaylord Container Corporation Stockholder:

     I am pleased to inform you that on January 21, 2002, Gaylord Container Corporation ("Gaylord") entered into a new Agreement and Plan of Merger (the "Merger Agreement") with Temple-Inland Inc. ("Temple-Inland") and Temple-Inland Acquisition Corporation, an indirect wholly-owned subsidiary of Temple-Inland ("Purchaser").

     Pursuant to the Merger Agreement, Purchaser is today commencing a tender offer (the "Offer") to purchase all outstanding shares of Class A Common Stock, par value $.0001 per share, of Gaylord, including the associated rights to purchase preferred stock (the "Shares"), at a price of $1.17 per Share. The $1.17 per Share price represents a premium of approximately 24% to our closing stock price on January 16, 2002, the last full trading day before the Board of Directors approved the Merger Agreement.

     Purchaser previously launched on September 28, 2001 a tender offer (the "Original Offer") to purchase all outstanding Shares at a price of $1.80 per Share pursuant to an Agreement and Plan of Merger, dated as September 27, 2001 (the "Original Merger Agreement"), among Gaylord, Temple-Inland and Purchaser. The Original Offer was, and this Offer is, conditioned upon, among other things, the tender of 90% in aggregate principal amount of each series of Gaylord's notes. On December 3, 2001, Purchaser reduced its Original Offer price from $1.80 to $1.25 per Share pursuant to an Amendment No. 1 to the Original Merger Agreement to provide part of the funding for additional consideration to be offered in the concurrent tender offers for Gaylord's notes in order to induce more holders of the notes to tender their notes. However, on January 8, 2002, Temple-Inland terminated the Original Merger Agreement after allowing the Original Offer to expire because a sufficient amount of Gaylord's notes had not been tendered.

     The further reduction of the Offer price to $1.17 provides part of the funding for a further increase in the consideration to be offered in the concurrent tender offers for Gaylord's notes. Gaylord believes that the greater consideration to be offered to the holders of Gaylord's notes should induce a sufficient amount of notes to be tendered to satisfy Purchaser's minimum note condition to the Offer. In addition, certain current and former senior executives of Gaylord have again agreed to a reduction in the benefits that they would be entitled to receive under their employment or severance arrangements or pursuant to Gaylord's Supplemental Executive Retirement Plan in order to provide further funding for the noteholders. These reductions, which average approximately 43% of the amounts these executives would be entitled to receive, total approximately $17.0 million. Parent will also provide approximately $44.1 million of additional funding above the amount it agreed to provide in the Original Offer in order to further increase the total consideration to be offered to the noteholders. This includes approximately $6.0 million of additional funding above the amount it agreed to provide in the revised Original Offer.

     The Merger Agreement provides that if the Offer is completed, the Purchaser will merge with and into Gaylord (the "Merger"). In the Merger, each Share not acquired by Purchaser in the Offer will be converted into the right to receive the same consideration paid pursuant to the Offer.

     THE INDEPENDENT SPECIAL COMMITTEE OF YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY (1) DETERMINED THAT IT WOULD BE IN THE BEST INTERESTS OF GAYLORD AND EACH OF ITS CONSTITUENCIES TO COMPLETE A TRANSACTION WITH PURCHASER AND THAT THE ALLOCATION OF THE CONSIDERATION UNDER THE OFFER IS FAIR AND OFFERS A REASONABLE ALLOCATION OF CONSIDERATION THAT COULD BE ACCEPTED BY GAYLORD'S CONSTITUENCIES AND RESULT IN A TRANSACTION THAT COULD SATISFY THE CONDITIONS OF THE OFFER AND
(2) RECOMMENDED, BASED UPON A PROPOSED MERGER AGREEMENT WITH A $1.17 OFFER PRICE, THAT THE GAYLORD BOARD OF DIRECTORS APPROVE AND ADOPT THE MERGER
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AGREEMENT AND THE MERGER. BASED UPON THE RECOMMENDATION OF THE INDEPENDENT
SPECIAL COMMITTEE, AMONG OTHER FACTORS, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT, DETERMINED THAT THE $1.17 OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, GAYLORD AND ITS STOCKHOLDERS AND RECOMMENDED THAT THE GAYLORD STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

     In arriving at their recommendations, the Independent Special Committee and the Board of Directors gave careful consideration to a number of factors which are described in the enclosed Schedule 14D-9, which is being filed with the Securities and Exchange Commission (the "SEC"). The Independent Special Committee considered, among other things, the advice of its independent legal and financial advisors. The Board of Directors considered, among other things, the recommendation of the Independent Special Committee and the separate opinions of Deutsche Banc Alex. Brown Inc. and Rothschild Inc. to the Board of Directors (the "Opinions"). Subject to the assumptions made, matters considered and limitations on the review undertaken set forth in the Opinions, the Opinions conclude that as of the date thereof the $1.17 in cash per Share to be received by the stockholders of Gaylord in the Offer and the Merger is fair, from a financial point of view, to such stockholders. The full text of each Opinion is attached to the enclosed Schedule 14D-9 and we urge you to read them carefully and in their entirety.

     Additional information about the transaction is contained in the enclosed
Schedule 14D-9, which we urge you to read carefully. Accompanying this letter, in addition to the Schedule 14D-9, is the Purchaser's Offer to Purchase, dated January 22, 2002, and related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions on how to tender your Shares. On behalf of Gaylord, I urge you to read the enclosed material and consider this information carefully and I would like to personally thank you again for your time as a stockholder of Gaylord.

                                            Sincerely,

                                            /s/ MARVIN A. POMERANTZ
                                            Marvin A. Pomerantz
                                            Chairman and Chief Executive Officer